

10036093

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No and Street)

WILLINGBORO, (City) NJ (State) 08046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. ISACKSON 609-877-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name - *if individual, stale last, first. middle name*)

586 High Street, P.O. Box 400 (Address) Burlington (City) NJ (State) 08016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(~)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. ISACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

--

Signature

President

Title

Notary Public
EXPIRES 4/25/10

This report ** contains (check all applicable boxes):

☒ (a) Facing Page,
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (1) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Horizons Financial Investment Corporation as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. Horizons Financial Investment Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the company's internal control over financial reporting. Accordingly, we express an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2009 and 2008 and the results of its activity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, P.A.

February 24, 2010

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


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Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
BALANCE SHEETS
DECEMBER 31,

ASSETS

CURRENT ASSETS:		2,009	2,008
Cash	$	6,461	7,596
Cash, Restricted SDL		10,000	10,000
Accounts Receivable		-	2,225
Investments		7,928	9,884
TOTAL CURRENT ASSETS		24,389	29,705
FIXED ASSETS:			
Computer		4,547	2,833
Accumulated Depreciation		(3,004)	(2,833)
		1,543	-
OTHER ASSETS			
Deferred taxes		2,367	-
TOTAL ASSETS	$	28,299	29,705

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES:			
Accounts Payable	$	16,435	18,020
Income taxes payable		520	-
Interest Payable		1,000	1,000
SDL Collateral Payable		10,000	10,000
TOTAL CURRENT LIABILITIES		27,955	29,020
STOCKHOLDERS' EQUITY:			
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000	2,000
Accumulated other comprehensive income		128	2,084
Retained (Deficit)		(1,784)	(3,399)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		344	685
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	28,299	29,705

See Notes to Financial Statements.


CPA